UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

THERMOENERGY CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

883906406
(CUSIP Number)

 J. Markham Penrod, IACCPSM
Chief Compliance Officer
Empire Capital Management, LLC
One Gorham Island, Suite 201
Westport, CT 06880 USA
(203) 454-1019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 883906406  Page 2 of 12

 1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Empire Capital Partners, L.P.

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a) [   ]
 (b) [X]

 3       SEC USE ONLY

4        SOURCE OF FUNDS*
WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                                     Delaware

             7      SOLE VOTING POWER    -0-
NUMBER OF
SHARES
BENEFICIALLY
             8      SHARED VOTING POWER
                                                                                                        1,055,685                    Common Stock Shares
2,942,619                    As converted Series B Conv Pfd
3,531,249                    As converted Warrants
OWNED BY
EACH
REPORTING                         9      SOLE DISPOSITIVE POWER     -0-
PERSON WITH

10	SHARED DISPOSITIVE POWER
1,055,685                    Common Stock Shares
2,942,619                    As converted Series B Conv Pfd
3,531,249                    As converted Warrants

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
7,529,553

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                  [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.8%

14      TYPE OF REPORTING PERSON*                                                                           PN

CUSIP No. 883906406  Page 3 of 12

 1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                                                     Empire GP, L.L.C.

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [   ]
(b) [X]

 3       SEC USE ONLY

4        SOURCE OF FUNDS*
WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                          [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware

                                           7      SOLE VOTING POWER           -0-
NUMBER OF
SHARES                           8      SHARED VOTING POWER
BENEFICIALLY                                                                                    1,055,685                    Common Stock Shares
2,942,619                    As converted Series B Conv Pfd
3,531,249                    As converted Warrants
OWNED BY
EACH
REPORTING                    9      SOLE DISPOSITIVE POWER         -0-
PERSON WITH

10      SHARED DISPOSITIVE POWER
1,055,685                    Common Stock Shares
2,942,619                    As converted Series B Conv Pfd
3,531,249                    As converted Warrants

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
7,529,553

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                 [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.8%

14      TYPE OF REPORTING PERSON*                                                                           OO

CUSIP No. 883906406  Page 4 of 12

 1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                                                        Empire Capital Management, L.L.C.

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a) [   ]
(b) [X]

 3       SEC USE ONLY

4        SOURCE OF FUNDS*
WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION                                  Delaware

                                           7      SOLE VOTING POWER         -0-
NUMBER OF
SHARES                          8      SHARED VOTING POWER
BENEFICIALLY                                                                                    1,947,886                    Common Stock Shares
5,885,238                    As converted Series B Conv Pfd
6,983,039                    As converted Warrants
OWNED BY
EACH
REPORTING                   9      SOLE DISPOSITIVE POWER           -0-
PERSON WITH

           10     SHARED DISPOSITIVE POWER
1,947,886                    Common Stock Shares
5,885,238                    As converted Series B Conv Pfd
6,983,039                    As converted Warrants

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
14,816,163

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   19.3%

14      TYPE OF REPORTING PERSON*                                                                       OO

CUSIP No. 883906406  Page 5 of 12

 1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                                                                Scott A. Fine

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
 (b) [X]

 3       SEC USE ONLY

4        SOURCE OF FUNDS*
                                                                                                PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                               [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION      United States

                                           7      SOLE VOTING POWER
435,560                    As converted Series B Conv Pfd
500,000                    As converted Warrants
NUMBER OF
SHARES                           8      SHARED VOTING POWER
BENEFICIALLY                                                                                    3,003,571                    Common Stock Shares
9,263,418                    As converted Series B Conv Pfd
11,014,288                    As converted Warrants
OWNED BY
EACH
REPORTING                  9      SOLE DISPOSITIVE POWER
PERSON WITH                                                                              435,560                    As converted principal of Notes
  500,000                    As converted Warrants

10	SHARED DISPOSITIVE POWER
3,003,571                    Common Stock Shares
9,263,418                    As converted Series B Conv Pfd
11,014,288                    As converted Warrants

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON                              23,281,277

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                                                           [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         30.4%

14      TYPE OF REPORTING PERSON*                                                                             IN

CUSIP No. 883906406  Page 6 of 12

 1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                                                                   Peter J. Richards

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
 (b) [X]

 3       SEC USE ONLY

4        SOURCE OF FUNDS*
                                                                                                   PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION                                        United States

                                           7      SOLE VOTING POWER
435,560                    As converted Series B Conv Pfd
500,000                    As converted Warrants
NUMBER OF
SHARES                           8      SHARED VOTING POWER
BENEFICIALLY                                                                                    3,003,571                    Common Stock Shares
9,263,418                    As converted Series B Conv Pfd
11,014,288                    As converted Warrants
OWNED BY
EACH
REPORTING                  9      SOLE DISPOSITIVE POWER
PERSON WITH                                                                                     435,560                    As converted Series B Conv Pfd
500,000                    As converted Warrants

11	SHARED DISPOSITIVE POWER
3,003,571                    Common Stock Shares
9,263,418                    As converted Series B Conv Pfd
11,014,288                    As converted Warrants

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
        23,281,277

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                                                           [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                         30.4%

14      TYPE OF REPORTING PERSON*                                                                                    IN

CUSIP No. 883906406  Page 7 of 12

Item 1.  Security and Issuer

The name of the issuer is THERMOENERGY CORPORATION (the “Company”).  The Company’s principal executive offices are located at 124 West Capitol Avenue, Suite 880, Little Rock, Arkansas 72201.  This Schedule 13D relates to the Company’s common stock, par value $0.01 (the “Common Stock”).

Item 2.  Identity and Background

Empire Capital Partners, L.P.

(a)	Empire Capital Partners, L.P.

(b)	1 Gorham Island, Suite 201, Westport, CT 06880.

(c)
Empire Capital Partners, L.P. (“Empire Capital”) is a Delaware limited partnership which operates as a private investment partnership.   Empire Capital is filing with respect to the Shares of Common Stock, Series B Convertible Preferred and/or Warrants directly owned by it.

(d)	Empire Capital Partners, L.P., during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Empire Capital Partners, L.P., during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Empire Capital Partners, L.P. being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Empire GP, L.L.C.

(a)	Empire GP, L.L.C.

(b)	1 Gorham Island, Suite 201, Westport, CT 06880.

(c)
Empire GP, L.L.C., (“Empire GP”) is a limited liability company organized under the laws of the State of Delaware and serves as the general partner of the Empire Capital and in such capacity has responsibility for the management of the Empire Capital.   Empire GP is filing with respect to shares of Common Stock, Series B Convertible Preferred Stock and/or Warrants directly owned by Empire Capital.

(d)	Empire GP, L.L.C., during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Empire GP, L.L.C., during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Empire GP, L.L.C. being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 883906406  Page 8 of 12

Empire Capital Management, L.L.C.

(a)	Empire Capital Management, L.L.C.

(b)	1 Gorham Island, Suite 201, Westport, CT 06880.

(c)
Empire Capital Management, L.L.C., a Delaware limited liability company (“Empire Management”), provides investment management and administrative services to Empire Capital, Empire Capital Partners, LTD (the “Empire Overseas Fund”), Empire Capital Partners Enhanced Master Fund, LTD (the “Enhanced Fund”), Charter Oak Partners, L.P. (“Charter Oak”), Charter Oak Partners II, L.P. (“Charter Oak II”) and Charter Oak Master Fund, LP. (“Charter Oak Master” and together, the “Charter Oak Funds”).  Empire Management is filing with respect to the shares of Common Stock, Series B Convertible Preferred Stock and/or Warrants directly owned by the Empire Overseas Fund, the Enhanced Fund and the Charter Oak Funds.

(d)	Empire Capital Management, L.L.C., during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Empire Capital Management, L.L.C., during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Empire Capital Management, L.L.C. being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Scott A. Fine

(a)	Scott A. Fine

(b)	1 Gorham Island, Suite 201, Westport, CT 06880.

(c)
Mr. Fine, together with Mr. Richards, as Members, direct the operations of Empire GP and Empire Management.  Mr. Fine is primarily engaged in the business of securities investing. He conducts his investment activities from the address listed in (b) above.  Mr. Fine is filing this statement individually with respect to the shares of Series B Convertible Preferred and Warrants he owns directly and with respect to the shares of Common Stock, Series B Convertible Preferred Stock and/or Warrants directly owned by Empire Capital, the Empire Overseas Fund, the Enhanced Fund and the Charter Oak Funds.

(d)	Mr. Fine, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Fine, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Fine being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

CUSIP No. 883906406  Page 9 of 12

Mr. Peter J. Richards

(a)	Peter J. Richards

(b)	1 Gorham Island, Suite 201, Westport, CT 06880.

(c)
Mr. Richards, together with Mr. Fine, as Members, direct the operations of Empire GP and Empire Management.  Mr. Richards is primarily engaged in the business of securities investing. He conducts his investment activities from the address listed in (b) above.   Mr. Richards is filing this statement individually with respect to the shares of Series B Convertible Preferred and Warrants he owns directly and with respect to the shares of Common Stock, Series B Convertible Preferred Stock and/or Warrants directly owned by Empire Capital, the Empire Overseas Fund, the Enhanced Fund and the Charter Oak Funds.

(d)	Mr. Richards, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Richards, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Richards being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funding for the above transactions was the general working capital of the respective purchasers.  The Shares are held by the Reporting Persons in margin accounts.  Such margin accounts may from time to time have debit balances.  Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the Shares.  A total of approximately $3,018,000 was paid to acquire the securities reported herein.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Company.  The Reporting Persons are reporting their beneficial ownership of the Common Stock on Schedule 13D as they may be deemed to be required to report on Schedule 13D pursuant to Rule 13d-1(f) because their combined beneficial ownership of the Common Stock exceeds 20% of the outstanding shares of Common Stock.

CUSIP No. 883906406  Page 10 of 12

Except as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons intend to review their investment in the Company on a continuing basis.  Depending on various factors including, without limitation, the Company’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their shares of Series B Convertible Preferred Stock, Warrants and/or Common Stock, engaging in hedging or similar transactions with respect to the Shares and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Company and third parties with regard to its investment in the Company, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer.

The percentages used herein and in the rest of Item 4 are calculated based upon the (i) 55,481,918 shares of Common Stock issued and outstanding as of November 9, 2010 as reflected in the Company's Form 10-Q filed on November 15, 2010; (ii) the 21,213,266 additional shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(1)(i) because such shares may be obtained and beneficially owned upon the exercise or conversion (within sixty days) of derivative securities currently owned by the Reporting Persons.  Pursuant to Rule 13d-3(d)(1)(i), the number of issued and outstanding shares of Common Stock assumes that each other shareholder of the Company does not exercise or convert herein within sixty days.

The Reporting Persons have the following interests in the Common Stock:

Empire Capital Partners, L.P.

(a)	See page 2, nos. 11 and 13.
(b)	See page 2, nos. 7-10.
(c)	See attached Exhibit 1 for all transactions effected in the Shares that have taken place in the past sixty days.
(d)	None.
(e)	Not Applicable.

Empire GP, L.L.C.

(a)	See page 3, nos. 11 and 13.
(b)	See page 3, nos. 7-10.
(c)	No transactions have been effected in the Shares in the past sixty days.
(d)	None.
(e)	Not Applicable.

CUSIP No. 883906406  Page 11 of 12

Empire Capital Management, L.L.C.

(a)	See page 4, nos. 11 and 13.
(b)	See page 4, nos. 7-10.
(c)	No transactions have been effected in the Shares in the past sixty days.
(d)	None.
(e)	Not Applicable.

Mr. Scott A. Fine

(a)	See page 5, nos. 11 and 13.
(b)	See page 5, nos. 7-10.
(c)	No transactions have been effected in the Shares in the past sixty days.
(d)	None.
(e)	Not Applicable.

     Empire Capital has the power to dispose of and the power to vote the shares of Common Stock and/or Warrants beneficially owned by it, which power may be exercised by its general partner, Empire GP.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), Empire GP may be deemed to own beneficially the shares owned by Empire Capital.

The Empire Overseas Fund, the Enhanced Fund and the Charter Oak Funds have the power to dispose of and the power to vote the shares of Common Stock and/or Warrants beneficially owned by them, which power may be exercised by their investment manager, Empire Management.  By reason of the provisions of Rule 13d-3 of the Act, Empire Management may be deemed to own beneficially the shares owned by the Empire Overseas Fund, the Enhanced Fund and the Charter Oak Funds.

Messrs. Fine and Richards, as Members, direct the operations of Empire GP and Empire Management.  Mr. Fine and Mr. Richards each have an interest in the Issuer by virtue of converted Warrants. In addition, by reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares and/or Warrants beneficially owned by Empire Capital, the Empire Overseas Fund, the Enhanced Fund and the Charter Oak Funds.   Each of Mr. Fine and Mr. Richards disclaim beneficial ownership of the shares of Common Stock and/or Warrants reflected in this filing, except to the extent of his individual sole ownership and with respect to any respective pecuniary interest in such securities pursuant to Section 13 of the Act.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

        Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7. Material to be filed as Exhibits.

Exhibit 1: Joint Acquisition Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 883906406  Page 12 of 12

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 15, 2011

                                         By: /s/ Scott A. Fine

                                         Scott A. Fine
Individually,
and as member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.

           By: /s/ Peter J. Richards

                                         Peter J. Richards
 Individually,
and as member of Empire GP, L.L.C. and Empire Capital Management, L.L.

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 15, 2011

                                         By: /s/ Scott A. Fine

                                         Scott A. Fine
Individually,
and as member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.

           By: /s/ Peter J. Richards

                                         Peter J. Richards
 Individually,
and as member of Empire GP, L.L.C. and Empire Capital Management, L.L.C